UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Gushan Environmental Energy Limited

(Name of Issuer)

Gushan Environmental Energy Limited

Trillion Energy Holdings Limited

Trillion Energy Investments Holdings Limited

Gemino Success Limited

Hero Track Holdings Limited

Hero Track Limited

Jianqiu Yu

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.00001 per share

American Depositary Shares, each representing ten Ordinary Shares

(Title of Class of Securities)

40330W 205*

(CUSIP Number)

Gushan Environmental Energy Limited Wilson Wai Sun Kwong Unit 908, China Merchants Tower Shun Tak Centre 168-200 Connaught Road Central Sheung Wan, Hong Kong +852 2587 7202	Gemino Success Limited Hero Track Holdings Limited Hero Track Limited Mr. Jianqiu Yu Unit 908, China Merchants Tower Shun Tak Centre 168-200 Connaught Road Central Sheung Wan, Hong Kong +852 2587 7202

Trillion Energy Holdings Limited Jianqiu Yu P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands +852 2587 7212	Trillion Energy Investments Holdings Limited Jianqiu Yu Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands +345 945-3901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	This CUSIP applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

With copies to:

Gregory D. Puff, Esq. Akin Gump Strauss Hauer & Feld LLP 36th Floor, Edinburgh Tower The Landmark, 15 Queen’s Road, Central Hong Kong	Joseph Chan, Esq. Sidley Austin LLP Suite 1901, Shiu On Plaza 333 Middle Huai Hai Road Shanghai 200021 China	G. Matthew Sheridan, Esq. Sidley Austin LLP 6 Battery Road, Suite 40-01 Singapore 049909 Singapore

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$20,650,185.52	$2,366.51

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.162 for 127,470,281 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by .00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

This Amendment No. 1 amends the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Gushan Environmental Energy Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value HK$0.00001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing ten Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Mr. Jianqiu Yu, chairman of the board of directors and principal executive officer of the Company, (c) Trillion Energy Holdings Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”) wholly-owned by Mr. Jianqiu Yu, (d) Trillion Energy Investments Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”, (e) Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu, and (f) Hero Track Holdings Limited, a Hong Kong company wholly owned and controlled by Hero Track Limited, which is a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu.

This Transaction Statement relates to the agreement and plan of merger dated as of June 4, 2012 (the “merger agreement”), by and among the Company, Parent, Merger Sub and Mr. Jianqiu Yu. If the merger agreement is approved and adopted by the Company’s shareholders and the other conditions to the closing of the merger (as defined below) are satisfied or waived, Parent will acquire the Company through the merger of Merger Sub with and into the Company (the “merger”) with the Company surviving the merger as a wholly-owned subsidiary of Parent.

If the merger is completed, each issued and outstanding Share, including Shares represented by ADSs, owned by our shareholders as of the effective time of the merger, except as described below, will be cancelled in exchange for the right to receive $0.162 in cash per Share or $1.62 in cash per ADS (less $0.05 per ADS cancellation fees pursuant to the deposit agreement, dated as of December 24, 2007, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”), in each case without interest.

At the effective time of the merger, any Shares or ADSs owned by any subsidiaries of the Company, beneficially owned by Mr. Jianqiu Yu, held by the ADS depositary and not represented by ADSs will be cancelled without the payment of any consideration. Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law will be cancelled for the appraised or agreed value under the Cayman Companies Law.

If there is no exercise of appraisal rights, the total cash consideration to be paid to the Company’s shareholders (excluding Mr. Jianqiu Yu) if the merger is completed will be approximately $20.7 million.

At the effective time of the merger (the “effective time”), each option to purchase Shares pursuant to the share option scheme adopted as of November 9, 2007, that is then outstanding and unexercised, whether not then vested, will expire and be converted into the right to receive, immediately following the effective time, a cash payment equal to the product of (i) the amount by which $0.162 exceeds the exercise price per Share of such option and (ii) the number of Shares subject to such option. If the exercise price per Share of any option is equal to or greater than $0.162, no payment will be made in respect thereof. The share option scheme adopted as of November 9, 2007, will be terminated as of the effective time.

On the closing date of the merger, the options to purchase 1,094,656 Shares held by Mr. Wilson Wai Sun Kwong, the Company’s president, pursuant to a service agreement between the Company and Mr. Kwong dated September 21, 2007, shall be cancelled without the payment of any consideration.

In the event that any holder of options to purchase Shares pursuant to the Company’s share option scheme does not execute a consent providing that such options held by such holder will expire at the effective time of the merger, after the satisfaction or waiver of all conditions to the merger, Parent may elect to require that certain actions be taken to cause such options to lapse before the closing date of the merger. These actions consist of the following (i) the closing will be delayed by 15 calendar days, (ii) Parent, Merger Sub and the Company will certify that the merger has become unconditional, (iii) Parent will deposit the merger consideration with an escrow agent and (iv) Parent, Merger Sub and the Company will execute the plan of merger and deposit it with the escrow agent with irrevocable instructions to release the merger consideration and file the plan of merger with the Cayman Islands Registrar of Companies fifteen days thereafter.

Approval and adoption of the merger agreement requires the approval (i) of a special resolution authorizing the merger by registered shareholders representing not less than two-thirds of the Shares, present and voting in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution” and, pursuant to the merger agreement and (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding any Shares (or ADSs) (x) owned by any subsidiaries of the Company, (y) beneficially owned by Mr. Jianqiu Yu and (z) held by the ADS depositary which are not represented by ADSs (the Shares referred to in subclauses (x) through (z), collectively, the “Excluded Shares”). We refer to the approval described in clause (ii) above as the “majority of the minority” vote requirement. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the

Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied. In addition, any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders will consider and vote upon, among other proposals, a proposal to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross references below show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e) Prior Public Offering. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a) Name and Address. Gushan Environmental Energy Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors”

“The Extraordinary General Meeting”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Annex A—Merger Agreement”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”

“The Merger Agreement”

“Annex A—Merger Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Related Party Transactions”

“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Merger Agreement”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Merger Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Plans for the Company after the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

“The Merger Agreement”

“Transactions in the Shares and ADSs”

“Annex A—Merger Agreement”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

“The Merger Agreement”

“Annex A—Merger Agreement”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

“Special Factors—Plans for the Company After the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Merger Agreement”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Summary Term Sheet—Plans for the Company after the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Effect of the Proposed Merger on the Company”

“Special Factors—Plans for the Company after the Proposed Merger”

“Special Factors—Effects on the Company if the Merger is not Completed”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Material PRC Income Tax Consequences”

“Material Cayman Islands Tax Consequences”

“Annex A—Merger Agreement”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B—Opinion of the Financial Advisor to the Special Committee”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Shareholder Vote Required to Approve and Adopt the Merger Agreement”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Annex B—Opinion of the Financial Advisor to the Special Committee”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Annex B—Opinion of the Financial Advisor to the Special Committee”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing”

“The Merger Agreement”

“Annex A—Merger Agreement”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Fees and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“The Extraordinary General Meeting—Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2011, are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011, as amended, originally filed on May 15, 2012 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial Information”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of the Company (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release dated June 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2012.

(b) Not applicable.

(c)-(1) Opinion of Piper Jaffray Asia Limited, dated June 2, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Piper Jaffray for discussion with the Special Committee of the board of directors of the Company, dated June 1, 2012.

(d) Agreement and Plan of Merger dated as of June 4, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Cayman Companies Law”) incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on June 15, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

By:	/s/ Wilson Wai Sun Kwong
	Name:	Wilson Wai Sun Kwong
	Title:	President
	Date:	July 25, 2012

TRILLION ENERGY HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	July 25, 2012

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	July 25, 2012

GEMINO SUCCESS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	July 25, 2012

HERO TRACK HOLDINGS LIMITED

By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Director
	Date:	July 25, 2012

HERO TRACK LIMITED

By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Director
	Date:	July 25, 2012

JIANQIU YU

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Date:	July 25, 2012

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release dated June 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2012.

(b) Not applicable.

(c)-(1) Opinion of Piper Jaffray Asia Limited, dated June 2, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Piper Jaffray for discussion with the Special Committee of the board of directors of the Company, dated June 1, 2012.

(d) Agreement and Plan of Merger dated as of June 4, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on June 15, 2012.